Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ibis Technology Corporation:

We consent to the use of our reports dated March 26, 2007, with respect to the balance sheets of Ibis Technology Corporation as of December 31, 2005 and 2006, and the related statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, which reports appear in the December 31, 2006 annual report on form 10-K of Ibis Technology Corporation, incorporated herein by reference.

As described in note 2(k) to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-based Payment, effective January 1, 2006.

/s/ KPMG, LLP

KPMG LLP

Boston, Massachusetts

May 25, 2007